SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 February 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

February 5, 2018

BT TO CLOSE DEFINED BENEFIT PENSION SCHEME FOR 10,000 MANAGERS

Following BT's consultation on the defined benefit BT Pension Scheme (BTPS) and the defined contribution BT Retirement Saving Scheme (BTRSS), which finished on 17 January, a number of changes have been confirmed.

BT has reached an agreement with Prospect for c.22,500 managers.  BT will close the defined benefit BTPS to managers for the future build-up of benefits on 31 May 2018.  From that date, pension contributions for those affected will go into new individual, defined contribution, BTRSS accounts.  All benefits accrued in the BTPS for service prior to 1 June 2018 are protected.

With regard to team members (employees other than managers), BT is still reviewing feedback and will continue to discuss this with the CWU before making a final decision.

BT is intending to implement the changes on 1 June 2018.  The Trustee of the BTPS is responsible for administering the Scheme so BT will work closely with the Trustee to try and ensure that the necessary changes can be made by this date. BT has also reached agreement with Prospect for managers currently in the BTRSS, from 1 June BT's on-going standard contribution rates will increase to up to a maximum of ten per cent of pensionable salary.  BT has also made changes to the death in service benefits and will formalise medical retirement benefits.

Alison Wilcox, BT Group HR Director, said:

"We are working hard to ensure fair, flexible and affordable provision for members of our pension schemes.  I am pleased that we've been able to reach an agreement with Prospect that achieves this, and we look forward to continuing our dialogue with the CWU."

Ends

Notes to editors:

BTPS - a defined benefit scheme
-      c.30,000 employees are active members in the BTPS (and decreasing)
-      c.10,000 managers and c.20,000 team members
-      The scheme was closed to new joiners in 2001

BTRSS - a defined contribution scheme
-      c.35,500 employees are active members in the BTRSS (and increasing)
-      c.12,500 managers and c.23,000 team members
-      BT's primary pension scheme for new joiners since 2009 when it replaced the BT Retirement Plan

Figures as at 31 December 2017

Enquiries

Press office:

Dan Thomas                                                     Tel:      020 7356 5369

Investor relations:

Mark Lidiard                                                     Tel:      020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2017, BT Group's reported revenue was £24,062m with reported profit before taxation of £2,354m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 05 February 2018